EXHIBIT  11

APPLIED NANOTECH HOLDINGS, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2008	2007	2006	2008	2007	2006

Net income (loss) applicable to common shareholders	$(518,670)	$(921,307)	$(1,483,105)	$(2,685,867)	$(4,256,891)	$(6,593,892)

Weighted average number of common shares	107,372,191	107,173,549	102,148,882	107,292,686	106,321,400	100,895,795

Net income (loss) per per share	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.04)	$(0.07)

No computation of diluted loss per common share is included for the any periods because such computation results in an antidilutive loss per common share.